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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56

                              Call for the Meeting
                             SPECIAL GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are invited to the Special General Meeting to be held at 10:00 a.m. on May 11th, 2004, at the Company's head office at Avenida Brigadeiro Luiz Antonio, n. 3142, in this capital, in order to resolve on the following agenda:

Examination, discussion and voting of the Management Proposal to resolve on the terms and conditions of the sixth issuance of debentures of the Company, as approved on the Special General Meeting held on March 1st, 2004, which minutes were published in the journals "Diario Oficial do Estado de Sao Paulo" and "Folha de Sao Paulo" on March 19, 2004, and on the Special General Meeting held on April 8th, 2004.


                           Sao Paulo, April 23th, 2004

                            VALENTIM DOS SANTOS DINIZ
                   Honorary Chairman of the Board of Directors